December 29, 2021

VIA EDGAR

Attn:	Arthur Tornabene-Zalas

Laura Nicholson

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street

Washington, D.C. 20549-7010

Re:	Petróleos Mexicanos

Amendment No. 1 to Registration Statement on Form F-4

Filed November 12, 2021

File No. 333-259870

Ladies and Gentlemen:

By letter dated November 16, 2021, the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form F-4 (as amended, the “Registration Statement”) of Petróleos Mexicanos (the “Issuer”) and Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística (the “Guarantors”, and together with Petróleos Mexicanos, “PEMEX”).

As requested by the Staff, set forth below are PEMEX’s responses to the comments. For your convenience, PEMEX has reproduced below the Staff’s comments and has provided PEMEX’s response immediately below each comment. Upon the Staff confirming that its comments have been addressed, PEMEX will file Pre-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) containing disclosure that is responsive to the Staff’s comments as described below. PEMEX will include in the filing an updated consent letter of KPMG Cárdenas Dosal, S.C. (KPMG), independent registered public accounting firm.

U.S. Securities and Exchange Commission, p. 2

Amendment No. 1 to Form F-4 filed November 12, 2021

General

1. We note that you have published interim financial information for the quarter ended September 30, 2021 on your website. We also note that you have incorporated by reference the report on Form 6-K filed on November 12, 2021 relating to certain financial information for the nine-month period ended September 30, 2021. However, it does not appear that such information incorporated by reference complies with Item 8.A.5 of Form 20-F. For example, the results published on your website provide financial information specific to the quarter ended September 30, 2021 that is not provided in such current report on Form 6-K. Please revise your registration statement to provide such interim financial information in your prospectus. Refer also to Item 10 of Form F-4. Similarly, we note that the report on Form 6-K filed on November 12, 2021 does not appear to comply with General Instruction B of Form 6-K, to the extent that the registrant has not furnished the information that it has made or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, relating to material information concerning the registrant’s results of operations. Please revise such report on Form 6-K, or advise.

In response to the Staff’s comment, on December 6, 2021, PEMEX submitted its most recent financial report on Form 6-K, which includes updated financial information as of, and for the three and nine months ended, September 30, 2021. PEMEX respectfully submits this report that complies with Item 8.A.5 of Form 20-F. PEMEX intends to incorporate by reference this report on Form 6-K in the Amended Registration Statement.

PEMEX believes this submission on Form 6-K presents the material information with respect to it and its subsidiaries as filed with the Comisión Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission) and thus satisfies the requirements pursuant to General Instruction B of Form 6-K.

2. In the signature pages, please revise to clarify the parties for whom Emmanuel Quevedo Hernández has signed the registration statement as attorney-in-fact.

PEMEX will revise the signature pages appended to the Amended Registration Statement to specify the Officers and Directors of Petróleos Mexicanos, Pemex Exploración y Producción, Pemex Transformación Industrial, Pemex Logística and PMI North America, for whom Emmanuel Quevedo Hernández has signed the registration statement as attorney-in-fact.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2758.

Sincerely,
By:	/s/ Jorge U. Juantorena
Jorge U. Juantorena